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18006570



SECU ··· ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER

8- 53542

FACING PAGE   AUG 28 2018
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rules thereunder
Washington DC



REPORT FOR THE PERIOD BEGINNING ___July 1, 2017___ ENDING___June 30, 2018___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

Four Landmark Square 3rd Floor

(No. and Street)

Stamford   CT   06901
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____James H. Henry_____

203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP

(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike, Suite 400   Woodbury   NY   11797
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information
contained in this form are not required to respond unless the
form displays a currently valid OMB control number

OATH OR AFFIRMATION

I,_____James H. Henry_____, swear (or affirm) that,
to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Bank Street Group LLC
_____

_____, as of _____

June 30_____, 2018_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                              Signature

                                                                    Senior Managing Director
                                                                              Title

Teresa K. Burns
Notary Public, State of Connecticut
My Commission Expires September 30, 2022

_____
Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

	PAGE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows for the Year	5
Notes to the Financial Statements	6-9
Supplemental Information	
Computation of Net Capital Under Sec Rule 15c3-1	10
Supplementary Reports of Independent Auditors	
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Exemption Review Report	11-12
AGREED-UPON PROCEDURES REPORT-FORM SIPC-7	
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	13-14
SIPC Assessment and Payment Reconciliation	15



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

Opinion on the Financial Statements

We have audited the accompanying financial condition of The Bank Street Group LLC as of June 30, 2018, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on The Bank Street Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Bank Street Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

G. R. Reid Associates, LLP

Woodbury, New York
August 21, 2018

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash	$ 2,623,790
Accounts receivable	1,973,945
Prepaid rent	39,973
Property and equipment, net	879
Security deposit	39,011
TOTAL ASSETS	**$ 4,677,598**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 133,302
Deferred rent payable	61,805
TOTAL LIABILITIES	195,107
Members' equity	4,482,491
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 4,677,598**

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2018

REVENUES

Investment banking and advisory fees	$ 12,199,559
Other income	228,890
TOTAL REVENUES	12,428,449

EXPENSES

Employee compensation and benefits	6,773,128
Consulting	574,868
Communications and data processing	59,975
Occupancy	236,318
Professional Fees	100,392
Travel and entertainment	431,469
Regulatory fees	87,712
Information technology services	87,980
Office expenses	88,066
Other operating expenses	305,854
Depreciation	480
TOTAL EXPENSES	8,746,242
NET INCOME	$ 3,682,207

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

BALANCE-BEGINNING OF YEAR	$ 906,733
Net Income	3,682,207
Distribution	(106,449)
BALANCE-END OF YEAR	$ 4,482,491

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash flows from operating activities

Net Income	$ 3,682,207
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	480
Changes in operating assets and liabilities:	
Accounts receivable	(1,845,334)
Prepaid rent	(39,973)
Accounts payable and accrued expenses	(6,374,440)
Deferred rent payable	61,805
Net cash used in operating activities	(4,515,255)

Cash flows from financing activities

Distribution	(106,449)
Net cash used in financing activities	(106,449)
NET CHANGE IN CASH	(4,621,704)
CASH-BEGINNING OF YEAR	7,245,494
CASH-END OF YEAR	$ 2,623,790

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest paid	$ -
Income tax	$ -

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2018.

As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2018, the Company had no significant concentrations of credit risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

PROPERTY AND EQUIPMENT

Property is stated at cost. Expenditures that represent improvements (including replacements that extend the life of the asset) to property are capitalized, while repairs and maintenance are charged to operations. Depreciation is computed using rates adequate to depreciate the cost of applicable assets over their expected useful lives.

Property and equipment consist of the following as of June 30, 2018:

	Estimated Useful lives	Amount
Office equipment	5 years	$17,674
Less: Accumulated depreciation		16,795
Fixed assets-net		$ 879

Depreciation expense for the year ended June 30, 2018 was $480.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)**

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2018, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after January 1, 2015 are subject to examination by the relevant taxing authorities.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through August xx, 2018, the date these financial statements were available to be issued.

3.   **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company has signed a lease modification and extension agreement which commenced on June 1, 2018 and shall expire on August 31, 2021 for its office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is reflected as a separate line item in the accompanying Balance Sheet.

COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended June 30, 2018 aggregated to $236,318 and is included in the Occupancy expense line item on the statement of operations.

Future minimum annual rental commitments under operating leases as of June 30, 2018 are as follows:

2019	$254,000
2020	254,000
2021	254,000
	$762,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2018, and were subsequently settled had no material effect on the financial statements as of that date.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $195,107 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2018, the Company had net capital of $2,428,683 which exceeded requirements by $2,415,676. The Company had a percentage of aggregate indebtedness to net capital of 8.03% as of June 30, 2018.

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGES JUNE 30, 2018

SCHEDULE 1

NET CAPITAL

Total members' equity	$ 4,482,491
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	1,973,945
Fixed assets net	879
Other assets	78,984
TOTAL NON-ALLOWABLE ASSETS	2,053,808
NET CAPITAL	2,428,683
AGGREGATE INDEBTNESS	$ 195,107
MINIMUM NET CAPITAL REQUIRED	$ 13,007
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 2,415,676
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	8.03%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of June 30, 2018.

See independent auditor's report



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption report in which (1) The Bank Street Group LLC identified the following provisions of 17 C.F.R. §15c3-3 under which The Bank Street Group LLC claimed an exemption from 17 C.F.R. Section §240.15c3-3 (k) (2) (i) (the "exemption provisions") and (2) The Bank Street Group LLC stated that The Bank Street Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph for 17 C.F.R. Section §240.15c3-3 (k) (2) (i) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Woodbury, NY
August 21, 2018

bankstreet

James H. Henry
Senior Managing Director
(203) 252-2802
jhenry@bankstreet.com

Bank Street Group LLC
Four Landmark Square
Stamford, CT 06901
www.bankstreet.com

July 25, 2018

Annual Audit Exemption Report

Bank Street Group L.L.C. claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2018.

James Henry, on behalf of Bank Street Group L.L.C. makes the following statements to the best of his knowledge and belief:

1) Bank Street Group L.L.C. operates pursuant to SEC Rule 15c3-3 (k)(2)(i);

2) Bank Street Group L.L.C. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception;

James Henry
Senior Managing Director



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1515 N Federal Hwy, Suite 411, Boca Raton, FL 33432
TEL: 561.544.7050 FAX: 561.544.7133

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
The Bank Street Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The Bank Street Group LLC for the year ended June 30, 2018 , solely to assist you and SIPC in evaluating The Bank Street Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The bank Street Group LLC's management is responsible for The Bank Street Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G. R. Reid Associates, LLP

Woodbury, New York
August 21, 2018

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2018

SIPC NET OPERATING REVENUE	$ 12,199,559
GENERAL ASSESSMENT	$ 18,299
Less payment made with SIPC-6	10,418
PAYMENT MADE WITH SIPC-7B	$ 7,881

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __06/30/2018__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053542 FINRA JUN
THE BANK STREET GROUP LLC
ATTN: JAMES HENRY
4 LANDMARK SQ 3RD FL
STAMFORD CT 06901-2502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES HENRY (203) 252-2802

2. A. General Assessment (item 2e from page 2) — $ 18,299

   B. Less payment made with SIPC-6 filed (exclude Interest) — (10,304)
   January 2018
   _____
   Date Paid

   C. Less prior overpayment applied — (114)

   D. Assessment balance due or (overpayment) — 7,881

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 7,881

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box [✓] Funds Wired [ ]
   Total (must be same as F above) — $ 7,881

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE BANK STREET GROUP LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the____ day of __July__ , 20 __18__ .

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2017
and ending 06/30/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$ 12,214,184

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)
14,625

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.
$

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).
$

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues
$ 12,199,559

2e. General Assessment @ .0015   **Rate effective 1/1/2017**
$ 18,299

(to page 1, line 2.A.)

2

THE BANK STREET GROUP LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION*

YEAR ENDED JUNE 30, 2018